Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	1,782,032
Cash on deposit with clearing organization		400,004
Securities owned, at fair value		690,806
Receivable from broker-dealers and others		4,410,109
Other assets		62,833
Total assets	$	7,345,784
Liabilities and Partners' Capital		
Liabilities		
Compensation payable	$	189,500
Accounts payable and accrued expenses		985,248
Deferred brokerage commissions revenue		935
Total liabilities		1,175,683
Partners' capital		6,170,101
Total liabilities and partners' capital	$	7,345,784

See Notes to Financial Statements